United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 22, 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

CHANGES TO DIRECTORS OF COCA-COLA EUROPEAN PARTNERS PLC

Coca-Cola European Partners plc (CCEP) announces that the Board has appointed John Bryant to succeed Javier Ferran as an Independent Non-executive Director with effect from 1 January 2021.

Further to the announcement in August 2020, Javier Ferran has now tendered his resignation from the Board with effect from 31 December 2020. He is stepping down following the announcement by the Board of International Consolidated Airlines Group (IAG) of their intention to appoint Mr. Ferran as Chairman of the IAG Board in January 2021.

John Bryant brings a wealth of strategic and operational experience to the Board and over 30 years’ experience in consumer goods. He has a particular expertise in strategy, mergers and acquisitions, restructuring and portfolio transformation as well as a strong track record of operational leadership, including as Chairman/CEO of a multinational public company. John is currently a non-executive director of Ball Corporation, Compass Group PLC and Macy’s Inc. and was previously Executive Chairman, and before that Chairman and CEO, of Kellogg Company.

Sol Daurella, Chairman said, “On behalf of the Board, I would like to thank Javier again for his excellent contributions to our business. We are grateful to him for giving us time to ensure a smooth transition to John. I would also like to welcome John and very much look forward to working with him.”

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168
ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 22, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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